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                                                                      EXHIBIT 99

                      ALABAMA JURY RETURNS VERDICT AGAINST

                         RUSSELL CORPORATION AND OTHERS

ALEXANDER CITY, AL, November 18, 1998 - Late Tuesday, November 17, 1998, a Jefferson County, Alabama, jury returned a verdict in Sullivan, et al. v. Russell Corporation, et al. Five plaintiff families were awarded a total of $155,200 in compensatory damages for property damage and $52,398,000 in punitive damages from the three defendants, Russell Corporation, Avondale Mills and Alabama Power Company. Allegations in the case were that textile discharges of two of the defendants, including Russell Corporation, into the Alexander City wastewater treatment plant, the subsequent treatment by the City of Alexander City and discharge into Lake Martin constituted a nuisance and indirect trespass. Alabama Power Company, the third defendant, was alleged to have allowed the nuisance and trespass to continue as the owner of the land under the lake. The plaintiffs alleged mental anguish but no damages were granted for this claim. No allegation of personal injury was made in the case.

The evidence was uncontroverted that Russell Corporation is in compliance with its permit issued by the Alabama Department of Environmental Management (ADEM) for the indirect discharge of its wastewater to the Alexander City wastewater treatment plant. Therefore, the Company believes the verdict is contrary to the evidence and under the applicable law, no damages should have been awarded. The Company will immediately initiate post-trial motions and appellate proceedings and vigorously pursue such actions.

"Russell Corporation is committed today, as it has always been, to protecting and preserving the environment and to the welfare of the citizens in all communities where we operate," said Jack Ward, chairman, president and CEO. "We believe this verdict is contrary to the evidence presented."

























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